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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*


                            CYPRESS BIOSCIENCE, INC.
                            ------------------------
                                (Name of Issuer)

                     COMMON STOCK, $.02 PAR VALUE PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)




                                   232674 10 1
                                   -----------
                                 (CUSIP Number)




                                    12/31/02
                                    --------
             (Date of Event Which Requires Filing of This Statement)



THE SEC FEE FOR THIS FORM HAS BEEN ELIMINATED.

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|      Rule 13d-1(b)

         |_|      Rule 13d-1(c)

         |X|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 4 pages
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--------------------------                                    ------------------
CUSIP NO.  232674 10 1                  13G                    PAGE 2 OF 4 PAGES
---------- ---------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           JAY D. KRANZLER
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                         (b) [ ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES
------------------------------ -------- ----------------------------------------
                                  5     SOLE VOTING POWER

          NUMBER OF                     714,721 (1)
                               -------- ----------------------------------------
           SHARES                 6     SHARED VOTING POWER

        BENEFICIALLY                    60,727 (2)
                               -------- ----------------------------------------
         OWNED BY                 7     SOLE DISPOSITIVE POWER

       EACH REPORTING                   644,387 (3)
                               -------- ----------------------------------------
        PERSON WITH               8     SHARED DISPOSITIVE POWER

                                        60,727 (2)
---------- ---------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           775,448
---------- ---------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           |_|
---------- ---------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           5.6%
---------- ---------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON

           IN
---------- ---------------------------------------------------------------------

(1) INCLUDES (a) 538,694 SHARES ISSUABLE TO REPORTING PERSON UPON EXERCISE OF OPTIONS TO PURCHASE COMMON STOCK WITHIN 60 DAYS OF DECEMBER 31, 2002, AND (b) 70,334 SHARES HELD IN THE ISSUER'S 401(k) PLAN, OF WHICH THE REPORTING PERSON IS A TRUSTEE. THE REPORTING PERSON DISCLAIMS BENEFICIAL OWNERSHIP OF THE 70,334 SHARES, AND THIS REPORT SHALL NOT BE DEEMED AN ADMISSION THAT THE REPORTING PERSON IS THE BENEFICIAL OWNER OF SUCH SECURITIES.

(2) REPRESENTS 40,485 SHARES AND 20,242 WARRANTS TO PURCHASE COMMON STOCK HELD IN THE KRANZLER LIVING TRUST.

(3) EXCLUDES THE 70,334 SHARES HELD IN THE ISSUER'S 401(k) PLAN, OF WHICH THE REPORTING PERSON DOES NOT HAVE DISPOSITIVE POWER.

                                Page 2 of 4 pages

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ITEM 1(a).        Name of Issuer:

                  Cypress Bioscience, Inc., a Delaware corporation
                  ------------------------------------------------

ITEM 1(b).        Address of Issuer's Principal Executive Offices:

                  4350 Executive Drive, Suite 325
                  -------------------------------

                  San Diego, CA  92121
                  --------------------

ITEM 2(a).        Name of Person Filing:

                  Jay D. Kranzler
                  ---------------

ITEM 2(b).        Address of Principal Business Office or, if none, Residence:

                  4350 Executive Drive, Suite 325
                  -------------------------------

                  San Diego, CA  92121
                  --------------------

ITEM 2(c).        Citizenship:

                  United States
                  -------------

ITEM 2(d).        Title of Class of Securities:

                  Common Stock
                  ------------

ITEM 2(e).        CUSIP Number:

                  232674 10 1
                  -----------

ITEM 3.     NOT APPLICABLE.

ITEM 4.     OWNERSHIP.

           (a)    Amount Beneficially Owned:

                  775,448 shares, including (i) 538,694 shares issuable to Reporting Person upon exercise of options to purchase Common Stock within 60 days of 12/31/02, (ii) 40,485 shares and 20,242 warrants to purchase Common Stock held in the Kranzler Living Trust, and (iii) 70,334 shares held in the Issuer's 401(k) Plan, of which the Reporting person is the trustee.

           (b)    Percent of Class: 5.6%

           (c)    Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote: 714,721
                  (ii)     shared power to vote or to direct the vote: 60,727
                  (iii) sole power to dispose or to direct the disposition of: 644,387
                  (iv) shared power to dispose or to direct the disposition of: 60,727

                                Page 3 of 4 pages

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ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

           Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

           Not applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

           Not applicable.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

           Not applicable.

ITEM 10.   CERTIFICATION.

           Not applicable



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    January 10, 2003
                                                    ----------------------------
                                                    Date


                                                    Signature

                                                    /S/ Jay D. Kranzler
                                                    ----------------------------
                                                    Printed Name

                                Page 4 of 4 pages